SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

Corporate Taxpayer No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

We transcribe below the Letter 1.302/2021-SLS ("Letter") sent on this date by B3 S.A. -Brasil, Bolsa, Balcão ("B3") to AMBEV S.A. ("Company" or "Ambev") requesting clarification on the bankruptcy petition of the Company filed by Roberley Elias, as disclosed in a specific column of the newspaper Valor Econômico, edition of 09/22/2021.

"September 22, 2021

1.302/2021-SLS

Ambev S.A.

At. Mr. Lucas Machado Lira

Investor Relations Officer

Ref.: Request for clarification on bankruptcy petition

Dear Sirs,

We request you to send, by 12:00 pm on 22/09/2021, without prejudice to the provisions of the sole paragraph of Article 6 of CVM Instruction No. 358/02, clarifications on the bankruptcy petition of this company formulated by Roberley Elias, as published in a specific column of the newspaper Valor Econômico, issue of 09/22/2021, as well as other information considered important, including the amounts involved in it and the steps they are taking to health this situation.

The Company clarifies that has not yet been informed of the bankruptcy petition in question. However, as far as we could ascertain, this is a petition for bankruptcy of the Company filed on September 20, 2021 by ENGEPARKER METALÚRGICA LTDA., represented by its attorney-in-fact, Mr. Roberley Elias, through which it requires the summons of the Company to contest the lawsuit and/or make a deposit in the amount of BLR 52,896.52, corrected and plus costs and fees, under penalty of the Company's bankruptcy being declared.

Considering the amount involved, the Company understands that the judicial path chosen by the plaintiff, especially due to the amount of the claim, is incompatible with the Company's solid financial situation. Thus, despite not recognizing the debt, the Company informs that, at the appropriate time, it will adopt all appropriate legal measures and will proceed with the guarantee of the amount and defense in the case.

São Paulo, September 22, 2021.

AMBEV S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer